UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE FIRST QUARTER 2009

Guadalajara, Jalisco, Mexico, April 29, 2009 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the first quarter ended March 31, 2009. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All peso amounts are presented in nominal pesos.

Highlights for First Quarter 2009 vs. First Quarter 2008:

•

Revenues declined 6.1%, (Ps. 57.5 million), mainly due to the decrease in aeronautical revenues. It is important to mention that in 2008 the Easter Week vacation period took place during the first quarter (in the month of March), while in 2009 it took place during the month of April.

-

Revenues from aeronautical services declined 9.5%, mainly as a result of a decline in airplane landing fees, airplane parking fees, the renting of space to airlines and the use of walkways, caused by the cessation of operations by some of the airlines during the final months of 2008. Non-aeronautical services revenues increased 8.4%.

•

Cost of services increased 9.6%, or Ps. 18.8 million; as a percentage of revenues, cost of services increased 350 basis points and per workload unit (“WLU”) cost of services increased Ps. 9.6, from Ps. 29.2 in the first quarter of 2008 to Ps. 38.8 in the first quarter of 2009, mainly due to increase in the reserve for doubtful accounts of certain commercial clients, which are currently in the process of negotiation, for Ps. 15.2 million. Without considering the reserve for doubtful accounts, cost of services would have increased only 1.8%; as a percentage of revenues, cost of services would have increased 172 basis points and per WLU, cost of services would have increased Ps. 6.9, to Ps. 36.1 in the first quarter of 2009 from Ps. 29.2 in the first quarter of 2008.

•

As a result of the decrease in total revenues, cost of government concession taxes decreased 6.1% and the technical assistance fee decreased 10.4%, mainly due to lower total revenues and an increase in costs.

•	Operating income declined 16.9%.

•	EBITDA decreased 10.4% excluding the reserve for doubtful accounts, EBITDA would have declined only 1.5%.

•	Net income decreased 6.6%, Ps. 28.5 million lower than the figure reported in the first quarter of 2008, mainly due to the decline in income before taxes.

       For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona
Rodrigo Guzman, Chief Financial Officer	Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results

During the first quarter of 2009, the Company reported a decrease of 16.8% in total terminal passengers, driven by a 20.7% decrease in the number of domestic terminal passengers and a 10.7% decline in the number of international terminal passengers.

It is important to note that the quarters are not entirely comparable since the Easter Week vacation period took place during the month of March in 2008 (the first quarter), while it occurred during the month of April in 2009 (the second quarter). This effect had a greater impact at those airports with a higher concentration of tourist passengers.

Domestic passenger traffic experienced a net decline of 803.8 thousand passengers; mainly at the airports of Tijuana with 289.2 thousand fewer passengers, Guadalajara with 214.4 thousand fewer passengers, Guanajuato with 51.2 thousand fewer passengers, Hermosillo with 47.0 thousand fewer passengers, Puerto Vallarta with 46.2 thousand fewer passengers, Morelia with 36.4 thousand fewer passengers, La Paz with 27.5 thousand fewer passengers, Aguascalientes with 26.4 thousand fewer passengers, Los Mochis with 24.3 thousand fewer passengers, Los Cabos with 17.2 thousand fewer passengers, Mexicali with 16.9 thousand fewer passengers and Manzanillo with 7.3 thousand fewer passengers.

In the case of the Tijuana airport, the reduction in traffic was mainly due to decreased passenger traffic on the routes to Guadalajara, Toluca, Culiacan, Guanajuato, Morelia and Hermosillo, among others. These declines were strongly influenced by the suspension of operations by Aerocalifornia, Avolar and Alma during the second half of 2008.

In the case of the Guadalajara airport, the reduction in traffic was due to decreased passenger traffic on the routes to and from Tijuana, Monterrey, Toluca, Puebla, Mexicali, Hermosillo, Cancun, Merida and Ciudad Juarez, among others. These declines were mainly due to the suspension of operations by Alma, Aerocalifornia, Aladia and Avolar during the second half of 2008. In addition, it is important to point out that Mexicana Link initiated its base of operations at the Guadalajara airport in March 2009, which is expected to cause the steady recovery of routes, frequencies and seats that were lost due to the cessation of operations of Alma. Additionally, we expect a steady recovery from the initiation of the Guadalajara-Monterrey route by Vivaerobus with 2 daily frequencies in a 140-passenger airplane.

In the case of the Guanajuato airport, the reduction in traffic was mainly due to decreased passenger traffic on routes to Tijuana and Monterrey; decreased passenger traffic on the route to Monterrey was mainly due to the cessation of operations by Aviacsa at this airport on May 12, 2008. Additionally, Avolar and Alma had ceased operating at the Guanajuato airport during the second half of 2008.

The reduction in traffic at the Hermosillo airport was principally due to decreased passenger traffic on routes to and from Tijuana, Guadalajara, Monterrey and Toluca, mainly as a result of the suspension of operations by Aerocalifornia and Avolar, as well as the reduction of operations by Aviacsa both situation occurring in 2008.

GAP 1Q09	Page 2 of 16

With respect to the Los Mochis airport, the reduction in traffic was caused by decreased passenger traffic on routes to and from Guadalajara, Tijuana and La Paz, principally explained by the suspension of Aerocalifornia’s and Alma’s operations during the second half of 2008. Additionally, it is important to point out that Interjet initiated operations at this airport during the first quarter of 2009 with an A320 airplane, with 150 seats available and 13 weekly frequencies.

The reduction in traffic at the Puerto Vallarta airport was caused by decreased passenger traffic on routes to and from Guadalajara, Mexico City and Toluca, mainly due to the suspension of Alma’s operations, as well as the reduction of frequencies by Aviacsa, both situations occurring during 2008. In addition, it is worth mentioning that in March 2009, Mexicana Link initiated operations at this airport.

The reduction in traffic at the Morelia airport was due mainly to decreased passenger traffic to Tijuana, Monterrey, Guadalajara and Guanajuato as a result of the cessation of operations by Aviacsa and by the suspension of operations by Avolar, both occurred in 2008, as well as the cessation of operations by VivaAerobus at this airport during the first quarter of 2009.

With respect to the La Paz airport, the reduction in traffic was due to decreased passenger traffic on routes to Mexico City, Guadalajara, Tijuana and Los Mochis, among others, mainly due to the suspension of operations by Aerocalifornia and Alma, as well as the cessation of operations by Aeromexico at this airport, all of which occurred in 2008. During January 2009, VivaAerobus began operations from La Paz to Culiacan with a Boeing 737-300, with capacity for 148 passengers and 7 weekly frequencies.

In the case of the Los Cabos airport, the decrease in traffic was due to decreased passenger traffic on the routes to and from Toluca and Guadalajara. During the month of January 2009, VivaAerobus initiated operations from Los Cabos to Culiacan.

International Passenger Traffic experienced a net decrease of 259.4 thousand passengers in the first quarter of 2009. However, the Morelia airport and the Mexicali airport reported increases in international passenger traffic of 10.7 thousand passengers and 0.3 thousand passengers, respectively.

In the case of the Morelia airport, the increase in passengers is explained by the increase in operations to Chicago by Aeromexico, in addition to increases on the routes to Los Angeles and San Jose, California. The increase in passenger traffic to Los Angeles and San Jose, California was likely due to a substitution effect related to the decrease in available seats on the route to Tijuana. This was due to a substitution effect resulting from a lower amount of seats available on routes to Tijuana.

There were decreases totaling 270.5 thousand international passengers at the following airports: Guadalajara with 93.0 thousand fewer passengers, Puerto Vallarta with 68.4 thousand fewer passengers, Guanajuato with 33.8 thousand fewer passengers, Los Cabos with 33.8 thousand fewer passengers, Aguascalientes with 12.7 thousand fewer passengers, Hermosillo with 10.2 thousand fewer passengers, Manzanillo with 9.4 thousand fewer passengers, La Paz

GAP 1Q09	Page 3 of 16

with 5.4 thousand fewer passengers, Los Mochis with 2.2 thousand fewer passengers and Tijuana with 1.5 thousand fewer passengers.

With respect to the Guadalajara airport, the decline in international passenger traffic was principally due to decreased passenger traffic to and from Los Angeles, Dallas, Chicago, and Atlanta, among others. This was mainly due to the reduction in operations by American Airlines and Delta, as well as the cessation of operations by ATA Airlines.

The decline in international traffic in the Puerto Vallarta airport was mainly due to decreased passenger traffic on routes to Chicago, Los Angeles, Minneapolis, San Francisco and Denver, among others, mainly caused by the reduction in operations by Frontier, Alaska Airlines and American Airlines.

The decline in the Guanajuato airport was due to decreased passenger traffic to and from Los Angeles, Dallas and Houston, which was mainly due to the cessation of operations by Delta Airlines from this airport, as well as reductions of operations by Mexicana and American Eagle.

In the case of the Los Cabos airport, the decrease was due to decreased passenger traffic on routes to and from Chicago, Los Angeles, San Francisco, Denver, Atlanta and Detroit, among others, which was mainly due to the reduction in operations by Frontier, American Airlines, Delta and Alaska Airlines.

Domestic Terminal Passengers (in thousands):

GAP 1Q09	Page 4 of 16

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP 1Q09	Page 5 of 16

First Quarter 2009 Consolidated Results

Revenues for quarter decreased by Ps. 57.5 million, or 6.1%, from Ps. 950.4 million in the first quarter 2008 to Ps. 892.9 million in the first quarter 2009. The results for the two quarters are not entirely comparable because in 2008 the Easter Week vacation period took place during the first quarter, while in 2009 it took place during the month of April.

This decrease was mainly due to:

-

Aeronautical services revenues, which decreased 9.5%, or Ps. 73.1 million, compared to the first quarter 2008, due mainly to the cessation of operations of some of the airlines, which directly affected airplane landing fees, airplane parking fees, leasing of space to airlines and the use of walkways, which in total represented a decline of Ps. 73.9 million. Passenger charges increased Ps. 2.9 million.

Landing revenues decreased by Ps. 33.7 million and revenues from airplane parking fees declined Ps. 28.3 million, 89% of which took place at the Puerto Vallarta, Los Cabos, Guadalajara and Tijuana airports. The remaining aeronautical service revenues were approximately the same with respect to the first quarter of 2008.

-

Non-aeronautical services revenues, which increased 8.4%, or Ps. 15.5 million, compared to first quarter 2008. Revenue per passenger increased by Ps. 8.9, from Ps. 29.1 in the first quarter of 2008, to Ps. 38.0 in the first quarter of 2009. Revenues from the leasing of time share sales spaces, rental car services, duty-free shops, marketing and the leasing of food and beverage spaces and financial services primarily drove the increase in non-aeronautical revenues, representing Ps. 20.4 million, or 131.4% of the growth in non-aeronautical services. This increase was offset by a Ps. 5.0 million decrease in income from car parking services at the Guanajuato, Guadalajara and Tijuana airports, which combined declined 20.7% with respect to the first quarter of 2008.

Total operating costs and expenses increased 4.4% (Ps. 12.2 million) compared to the first quarter 2008. This increase was mainly due to the reserve for doubtful accounts of the commercial clients that were in negotiations at the end of the quarter, a reserve which the Company expects to revert during the second quarter of 2009 as a result of the negotiations that are underway. The reserve for doubtful accounts increased by Ps. 15.2 million; without the rise in this reserve, the total operating costs and expenses would have declined 1.1% as a result of the organizational restructure of the Company that took place at the end of 2008 as well as the cost control measures that were adopted during 2008 that were also reflected in the results for the first quarter of 2009.

>

Cost of services increased 9.6% (Ps. 18.8 million), however without considering the increase of Ps. 15.2 million in the reserve for doubtful accounts, the increase would have been only 1.8%. The increase was mainly due to the following:

•   Employee costs decreased 10.3% (Ps. 8.5 million) compared to the first quarter of 2008, generated mainly by the provision in 2008 for labor obligations that guarantees

GAP 1Q09	Page 6 of 16

employee profit sharing benefits to the unionized personnel, as well as due to the corporate restructuring that took place in December 2008.

•   Maintenance costs increased Ps. 10.4 million, or 32.8%, compared to the first quarter of 2008, mainly due to maintenance on the Company’s terminal buildings, which expanded capacity during the last nine months of 2009, operating equipment and air fields, in addition to the operation of “Common Use Terminal Equipment” (“CUTE”) at some of the Company’s airports, which optimizes and improves the quality of service provided to the airlines.

•   Service costs decreased Ps. 1.8 million, or 8.8%, compared to the first quarter of 2008, mainly as a result of lower electricity fees in the first quarter of 2009, as well as the activities implemented during the second half of 2008 and the first quarter of 2009 for the improved optimization of utility usage in the Company’s terminals.

•  Other operating costs increased Ps. 16.9 million, or 52.4%, compared to the first quarter of 2008, mainly due to the Ps. 15.2 million increase in provisions for doubtful accounts, related to certain commercial clients which the Company was in the process of negotiations with during the first quarter of 2009.

>	As a result of the Company’s lower revenues for the period, government concession fees decreased 6.1%, or Ps. 2.9 million, compared to the first quarter of 2008.

>	Technical assistance fees decreased 10.4%, or Ps. 3.6 million, during the first quarter of 2009, due to the Company’s lower revenues and the increase in operating expenses.

The Company’s operating margin for the first quarter of 2009 decreased 580 basis points, from 50.6% in the first quarter of 2008 to 44.8% in the first quarter of 2009, mainly due to lower revenues, as well as the increase in expenses. EBITDA margin declined 330 basis points, from 70.8% during the first quarter of 2008 to 67.5% in the first quarter of 2009. However, without the increase in the reserve for doubtful accounts, the adjusted EBITDA margin would have only declined 160 basis points, from 70.8% in the first quarter of 2008 to 69.2% in the first quarter of 2009.

The comprehensive financing result increased by Ps. 30.4 million during the first quarter of 2009. This increase was mainly due to an exchange rate gain of Ps. 26.7 million, as well as a Ps. 9.3 million increase in interest income, derived from higher average bank investments compared to the first quarter of 2008, in addition to an increase in interest rates. Additionally, the Company registered an income of Ps. 9.0 million from interest and fees derived from the recovery of the fee imposed by the Servicio de Administración Tributaria1 (“SAT”) on the Tijuana airport in 2005. These effects were offset by a Ps. 14.6 million loss in embedded derivatives during first quarter of 2009.

Net Income for the first quarter of 2009 declined Ps. 28.5 million, or 6.6%, compared to the first quarter of 2008. Net income before taxes decreased by Ps. 61.0 in the first quarter of 2009, or

_________________________

1 Import Duty Office

GAP 1Q09	Page 7 of 16

11.9% compared to the first quarter of 2008. This decrease was offset by a reduction in incurred and deferred taxes in the first quarter 2009, compared to the first quarter of 2008.

The effective income tax rate for the first quarter of 2009 was 10.0%, mainly due to the aforementioned effect of the deferred income tax due to the change in NIF B-10. Without this benefit, the effective tax rate would have been 27.9%.

Summary of Consolidated Results for 1Q09 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 14.2100 per U.S. dollar (the U.S. Federal Reserve noon buying rate at March 31, 2009).

Other Important Data for 1Q09 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 1Q09	Page 8 of 16

Operating Costs for 1Q09 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the first quarter of 2009 were Ps. 693.5 million, resulting in an average rate per WLU of Ps. 125.6. Regulated revenues accounted for 77.7% of total revenues for the period.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; as of today, they have notified the Company that it satisfactorily complied for 2007. The compliance review for 2008 began in March 2009.

Balance Sheet

At the close of the first quarter of 2009, the Company maintained a balance of cash and cash equivalents of approximately Ps. 2,174.3 million, of which Ps. 518.7 million are derived from the unused balance of a bank loan received by some of the Company’s airports for payment of the Master Development Program.

At the close of the first quarter 2009, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,080.6 million, rights to use airport facilities with a balance of Ps. 2,258.6 million and improvements to concessions of Ps. 3,365.6 million. These balances represented approximately 59.5%, 7.9% and 11.7%, of total assets, respectively.

GAP 1Q09	Page 9 of 16

Deferred income taxes increased by Ps. 285.7 million for the first quarter of 2009 compared to the same quarter of 2008, principally due to an increase in the deferred income tax of Ps. 405.8, which was due to the change in NIF B-10 during 2008.   This was offset by the recuperation and cancelation of the tax on assets in the amount of Ps. 111.8 million.

In April 2008, the Company’s shareholders approved the creation and operation of a share repurchase program for up to Ps. 55.0 million; as a result, from July 2008 to January 2009, the Company completed several repurchase transactions, totaling 2,080,000 shares for a total of Ps. 54.5 million. As of March 2009, the Company began to place these shares back into the market. At the close of March 2009, the Company has placed 840,600 shares back into the market for a total amount of Ps. 20.9 million. The remaining repurchased shares represented 0.26% of the Company’s outstanding shares, and 0.22% of the total shareholders’ equity.

CAPEX

Beginning in the first quarter of 2008, NIF B-2 “Statement of Cash Flows” went into effect. As a result, the Company must report only investments that have been paid during the period. During the first quarter 2009, the Company invested a total of Ps. 192.1 million.

Recent Events

- On January 22, 2009, the Mexicali airport received official notice from the SAT stating that the amortization rate used by the Company for the airport’s concession value in 2005 was incorrect. GAP has officially appealed the SAT’s findings. In the opinion of the Company’s external counsel, the airport has sufficient evidence to obtain a favorable resolution.

- On March 16, 2009, Mexicana Link airline, which is part of Grupo Mexicana, initiated operations at the Guadalajara airport, selecting Guadalajara as its base of operations. Currently, Mexicana Link operates 3 Bombardier CRJ-200 airplanes with a capacity of 50 passengers each. According to information published by Mexicana, Mexicana Link is planning to expand its fleet to 13 airplanes in the short-term and expects to transport over 800,000 passengers per year. Currently, Mexicana Link flies to the following cities from Guadalajara: Puerto Vallarta, Veracruz, Monterrey and Puebla. GAP expects that, based on the characteristics of its fleet, Mexicana Link could eventually operate the routes or frequencies that were abandoned due to the suspension of Alma. Additionally, the Company expects that the existence of a regional airline within Grupo Mexicana that is based in the Guadalajara airport will allow this company to connect with Mexicana’s and Mexicana Click’s national and international flights, thus strengthening the hub characteristics of the Guadalajara airport.

Outlook

- During April 2009, various information sources, such as the International Monetary Fund (IMF) and the Central Bank of Mexico, substantially lowered their economic growth perspectives for Mexico and the U.S. for 2009. The revision of the economic expectations in Mexico and

GAP 1Q09	Page 10 of 16

abroad has prompted us to modify our original guidance for passenger traffic. The new range for total passenger traffic growth for 2009 is now in the range of -8% to -10%.

Additionally, in recent days a virus known as the Swine Flu has materialized in Mexico. At this time, GAP does not have enough information to know the length nor the intensity of this situation, therefore at this time we cannot foresee its effects on passenger traffic and operations at the Company’s airports. Therefore, the new guidance does not factor in this situation in projected passenger traffic growth for 2009, which will depend primarily on the following three factors: a) the duration of the health crisis in Mexico caused by the Swine Flu virus, b) the perception of international tourism regarding the epidemic control in Mexico, and c) the global economic environment situation.

Main Changes in Accounting Practices

As of January 1, 2009 the Company implemented several changes in accounting practices as a result of the following change in NIF, which is detailed below:

NIF B-8, “Consolidated Financial Statements”: NIF B-8 establishes that special purpose entities over which control is exercised should be consolidated. Subject to certain requirements, it allows the option of filing unconsolidated financial statements for intermediate holding companies and requires that the potential voting rights be considered to analyze whether control exists. For GAP, this regulation is for reporting effects only.

The effects of the new Mexican reporting standards does not have a material effect on the Company’s financial information for fiscal year 2009.

GAP 1Q09	Page 11 of 16

* * *

Company Description:

Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 1Q09	Page 12 of 16

Exhibit A: Operating Results by Airport (in thousands of pesos):

(1) ‘Other’ includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 1Q09	Page 13 of 16

Exhibit B: Consolidated Balance Sheet as of March 31, (in thousands of pesos):

GAP 1Q09	Page 14 of 16

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

1Q08	1Q09	Change
Operating Activities			
Income before income tax	511,791	450,761	-11.9%
Items that did not require (generate) resources			
Retirement labor obligations	3,666	2,698	-26.4%
Workers' participation in deferred income	-	-392	100.0%
(Gains) in implicit derivatives	-4,976	9,562	-292.2%
Current recoverable taxes	-	-4,679	100.0%
Other	-	63	100.0%
Items related to investing activities			
Depreciation and amortization	191,665	203,057	5.9%
Loss in fixed asset sales	-	5,455	100.0%
Items related to financing activities			
Interests charged	10,068	11,843	17.6%
Financial instruments for negotiation	1,657	-18,128	-1194.0%
Cash from earnings before income taxes	713,872	660,241	-7.5%
Resources generated or used in operating activities			
(Increase) Decrease in			
Accounts receivable	-122,098	-71,806	-41.2%
Recoverable taxes and other accounts receivable	-114,335	-48,141	-57.9%
Recoverable tax on assets	2,650	-0	-100.0%
Recoverable income tax on dividends	115,499	80,458	-30.3%
Increase (Decrease) in			
Government concession taxes	-9,623	-12,774	32.7%
Accounts payable	-100,882	142,240	-241.0%
Income taxes paid	-140,450	-121,276	-13.7%
Net resources generated by operating activities	344,633	628,941	82.5%
Investing activities			
Fixed assets and improvements to concession assets	-48,364	-192,106	297.2%
Other deferred assets	8,168	1,740	-78.7%
Net resources generated by investing activities	-40,196	-190,365	373.6%
Excess cash applied to financing activities	304,437	438,576	44.1%
Financing activities			
Bank loans	344,000	270,000	-21.5%
Loan payments and bank interest	-21,429	-51,015	138.1%
Share repurchase reserve	-	-10,248	100.0%
Sale of repurchased shares	-	20,985	100.0%
Net resources generated by financing activities	322,571	229,721	-28.8%
Increase in cash and equivalents during the period	627,008	668,297	6.6%
Balance in cash and equivalents at the beginning of the period	1,426,683	1,506,004	5.6%
Balance at the end of the period	2,053,691	2,174,301	5.9%

GAP 1Q09	Page 15 of 16

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 1Q09	Page 16 of 16

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 29, 2009